Mail Stop 4561

June 2, 2009

Robert H.B. Baldwin, Jr.
President and Chief Financial Officer
Heartland Payment Systems, Inc.
90 Nassau Street
Princeton, NJ 08542

> **Re:** **Heartland Payment Systems, Inc.**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2008**
> **Filed May 11, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 11, 2009**
> **Form 8-K filed May 7, 2009**
> **File No. 001-32594**

Dear Mr. Baldwin:

We have reviewed your response letter dated April 28, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 27, 2009.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 118

General

1.   Item 402(b)(2)(v)-(vii) of Regulation S-K requires disclosure of the specific items of corporate and individual performance that are taken into consideration in

setting compensation policies and making compensation decisions, and how specific forms of compensation are structured and implemented to reflect these performance items. It appears from your disclosure that certain individual and corporate performance targets were material to the company's executive compensation policies and decision-making processes for fiscal 2008, but you have not provided appropriate qualitative and/or quantitative disclosure with respect to all such performance-related factors. Examples of referenced performance targets for which additional disclosure appears to be required include the following:

- Each "executive's performance within specific areas of accountability" upon which wage increases are based; and
- The company's "financial operating performance and the executive's individual results" upon which actual cash incentive bonuses are based.

In your response letter, please provide appropriate qualitative and/or quantitative descriptions of these and any other performance-related factors that were material to the company's executive compensation policies and decision-making processes for fiscal 2008, to the extent not previously disclosed. Provide conforming disclosure, where applicable, in future filings. Alternatively, please advise why you believe such disclosure is not required.

2.   Further to the above comment, in the event that you rely on Instruction 4 to Item 402(b) of Regulation S-K to omit disclosure of target levels with respect to certain performance-related factor(s), please advise in your response letter which target level(s) you have omitted on this basis and confirm that in each such instance you have a competitive harm analysis that supports your reliance on that instruction. Note that Instruction 4 requires a discussion of the level of difficulty of achieving the omitted target levels or other performance-related factors.

Determining Executive Compensation, page 120

3.   You disclose that your compensation consultant, FW Cook, compared Heartland's compensation levels and practices for fiscal 2008 to those of a peer group of companies, but you also state that this "market analysis was not a significant factor in setting compensation amounts for [y]our named executive officers in 2008 or creating incentive designs." It is unclear from this disclosure how the company and its compensation consultant utilized the compensation data collected from the peer group companies in setting compensation policies and making specific compensation decisions. In your response letter and in future filings, if applicable, please provide a meaningful explanation of the relationship between the data obtained in your peer group analysis and your actual compensation policies and decisions.

4.   In addition, please clarify the meaning of the following disclosure relating to your compensation practices as compared to those of the peer group: "In general, peer group comparisons showed that annual compensation for our named executive officers was below the median relative to the peer group." For example, clarify whether this statement refers to the annual compensation for your named executive officers in the aggregate or on an individual basis, and indicate the extent to which compensation for your named executive officers fell below the median. Please provide conforming disclosure, to the extent applicable, in future filings.

Wages, page 120

5.   We note the significant wage increase for Messrs. Carr, Baldwin and Kallenbach for fiscal 2008 and your general disclosure of the factors considered in determining wage increases. In your response letter, please identify with more specificity the factors that were considered in increasing the wages of these named executive officers, and explain more clearly how the compensation committee determined the amount of wages paid to your named executive officers for fiscal 2008. See Item 402(b)(1)(v) and Item 402(b)(2)(ix) of Regulation S-K. Please provide conforming disclosure, to the extent applicable, in future filings.

Exhibits

6.   We refer to your Amended and Restated Credit Agreement with JPMorgan Chase that is incorporated by reference as Exhibit 10.43 to your amended Form 10-K. The version of this agreement filed as Exhibit 10.1 to your Form 8-K filed on June 4, 2008, appears to omit several exhibits. Specifically, Exhibits D through H are listed as exhibits on page iii of the Amended and Restated Credit Agreement but are not contained in the version filed on EDGAR. We note also that Exhibit C to the agreement is blank other than the title in the version filed on EDGAR. In general, complete exhibits (including attachments and schedules) are required to be filed, unless the exhibit is filed pursuant to Item 601(b)(2) of Regulation S-K. Please advise.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 47

7.   We note your disclosure that your chief executive officer and chief financial officer have evaluated the effectiveness of your disclosure controls and procedures and concluded that "as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective and provided

reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." In your response letter, please confirm, if true, that your officers evaluated and concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of disclosure controls and procedures, please include the entire definition as set forth in Rule 13a-15(e) under the Exchange Act.

Form 8-K filed May 7, 2009

8.   We note your use of non-GAAP measures in the Form 8-K noted above which excludes certain costs and expenses related to the processing system intrusion. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures since your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you
have any questions regarding comments on the financial statements and related matters.
Please address questions regarding all other comments to Katherine Wray, Staff
Attorney, at (202) 551-3483 or if further assistance is required, Mark Shuman, Legal
Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at
(202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief